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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
A.T. Cross Company

(Name of Issuer)
Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)
227478104

(CUSIP Number)
John Pound
Integrity Brands Partners LLC
53 Westbourne Terrace
Brookline, MA 02446
(617) 731-4070
With a copy to:
Robert Birnbaum, Esq.
Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	227478104	13D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS. The Integrity Brands Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING
BENEFICIALLY
OWNED BY		617,773

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

617,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	227478104	13D	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS. Integrity Brands Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,773

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

617,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	227478104	13D	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS. John Pound

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,773

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

617,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 227478104	Page 5 of 7

Item 1. Security and Issuer
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURE

Item 1. Security and Issuer
     The joint statement on Schedule 13D as filed by The Integrity Brands Fund, L.P. (the “Fund”), Integrity Brands Partners LLC (the “General Partner”) and John Pound (who are collectively referred to as the “Reporting Persons”) in respect of the Class A common stock, $1.00 par value per share (the “Class A Stock”) of A.T. Cross Company, a Rhode Island corporation, is hereby amended and supplemented as follows:
Item 5. Interest in Securities of the Issuer
(a)  As of the close of business on November 18, 2008, the Reporting Persons had the following interests in the securities of the Issuer:
(i) the Fund beneficially owned 617,773 shares of Class A Stock, representing 4.39% of the Class A Stock. The calculation of percentage of beneficial ownership in Item 13 of pages 2, 3 and 4 was derived from the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, in which the Issuer reported that, as of October 25, 2008, 14,059,286 shares of Class A Stock were issued and outstanding; and
(ii) the General Partner may be deemed to beneficially own all shares of Class A Stock beneficially owned by the Fund and Mr. Pound, based on his position as the sole Manager of the General Partner, may be deemed to beneficially own all shares of Class A Stock deemed to be beneficially owned by the General Partner.
(b) With regard to all shares of Class A Stock owned by the Fund, the General Partner and by Mr. Pound, dispositive and voting power may be deemed to be shared.
(c) The following transaction is the only transaction in the Class A Stock that was conducted by the Reporting Persons within the 60 day period ending on the date of the event which requires the filing of this Schedule 13D:

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
The Integrity Brands Fund, L.P.	11/18/2008	(100,000)	($3.00)
The above listed transaction was conducted in the ordinary course of business on the open market for cash. The sale price does not reflect the brokerage commissions paid.
(d)      N/A
(e) On November 18, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5.0% of the outstanding shares of Class A Stock.

CUSIP No. 227478104	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons are parties to a Joint Filing Agreement dated June 30, 2006, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.
     Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 227478104	Page 7 of 7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2008

THE INTEGRITY BRANDS FUND, L.P.

By: Integrity Brands Partners LLC, General Partner

By: /s/ John Pound

John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC

By: /s/ John Pound

John Pound
Manager

JOHN POUND

/s/ John Pound